UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RUBICON MINERALS CORPORATION

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

780911103

(CUSIP Number)

Lexam Explorations (U.S.A) Inc.

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

(647) 258-0408

With copies to:

George A. Hagerty, Esq.

Christopher J. Walsh, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lexam Explorations (U.S.A) Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares(2)

	8.	Shared Voting Power 61,696,428 shares(3)

	9.	Sole Dispositive Power -0-(2)

	10.	Shared Dispositive Power 61,696,428(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,571,429 shares(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(4)

13.	Percent of Class Represented by Amount in Row (11) 6.2%(4)

14.	Type of Reporting Person (See Instructions) CO

(1) Pursuant to (a) Robert Ross McEwen’s (“Mr. McEwen”) ownership interests in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) and Lexam Explorations Inc., a corporation organized under the laws of Canada (“Lexam”) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon, dated May 18, 2007 (the “Purchase Agreement”) and (c) Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) of the Exchange Act, of 1934, as amended (the “Exchange Act”), Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc., a Colorado corporation (“Lexam U.S.A.”) may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the of the common shares (the “Common Shares”) of Rubicon Minerals Corporation (“Rubicon”) beneficially owned by such “group.”  For purposes of this Schedule 13D, Lexam U.S.A. and Lexam do not affirm the existence of such group.

(2) Lexam U.S.A. is indirectly wholly owned by Lexam, a Canadian public company that is traded on the TSX Venture Exchange.  By virtue of such relationship, Lexam may be deemed to have voting and dispositive power over the Common Shares held by Lexam U.S.A. and as a result, be deemed to be the beneficial owner of Common Shares deemed to be beneficially owned by Lexam U.S.A.

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(3) Pursuant to (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1) (as more fully described in Footnote (1)), includes the following Common Shares that Lexam U.S.A. (and therefore, Lexam) may be deemed to beneficially own: 61,696,428 Common Shares that Mr. McEwen may be deemed to beneficially own, which consist of: (i) 31,428,571 Common Shares held by Evanachan, (ii) 7,321,429 Common Shares and warrants to purchase 3,660,714 Common Shares, which are immediately exercisable, all of which are held by Evanachan, (iii) 7,142,857 Common Shares and warrants to purchase 3,571,428 Common Shares, which are immediately exercisable, all of which are held by McEwen Trading, and (iv) 8,571,429 Common Shares held by Lexam U.S.A. a company that is indirectly owned by Lexam, a Canadian public company that is traded on the TSX Venture Exchange and in which Mr. McEwen presently owns 49.4%.  Upon the exercise of Mr. McEwen’s immediately exercisable outstanding warrants to purchase Lexam common shares, Mr. McEwen would own 51.6% of the outstanding common shares of Lexam.

(4) Such approximate percentage was based on information filed by Rubicon with the Securities and Exchange Commission and other information known to Lexam U.S.A. As described in Footnote (1) above and the Explanatory Note below, Lexam U.S.A. may be deemed to be part of a group with Evanachan, McEwen Trading and Mr. McEwen, and such group may be deemed to beneficially own, in the aggregate, 61,696,428 Common Shares.  Lexam U.S.A expressly disclaims beneficial ownership with respect to the Common Shares deemed to be beneficially owned by Evanachan, McEwen Trading and Mr. McEwen, except to the extent of Lexam U.S.A.’s direct pecuniary interest therein.

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EXPLANATORY NOTE

This Schedule 13D (the “Schedule 13D”) relating to the common shares, no par value per share (the “Common Shares”) of Rubicon Minerals Corporation (“Rubicon”) is being filed individually Lexam Explorations (U.S.A.) Inc., a Colorado corporation (“Lexam U.S.A.”) pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to reflect the transactions described in the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon, dated May 18, 2007 (the “Purchase Agreement”), as more fully described in Items 4-6 below and attached to this Schedule 13D as Exhibit 1.

Pursuant to (a) Robert Ross McEwen’s (“Mr. McEwen”) 100% interest in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), 97% ownership interest in McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) and ownership in Lexam Explorations Inc., a corporation organized under the laws of Canada (“Lexam”) (as more fully described in this Explanatory Note below) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Purchase Agreement, and (c) Rule 13d-5(b)(1) of the Exchange Act (“Rule 13d-5(b)(1)”), Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the of the Common Shares beneficially owned by such “group.”  Lexam U.S.A. is indirectly wholly owned by Lexam, a Canadian public company that is traded on the TSX Venture Exchange and in which Mr. McEwen presently owns 49.4% of the outstanding common shares.  Upon the exercise of Mr. McEwen’s immediately exercisable outstanding warrants to purchase Lexam common shares, Mr. McEwen would own 51.6% of the outstanding common shares of Lexam.  For purposes of this Schedule 13D, Lexam U.S.A.do not affirm the existence of such group.

Pursuant to (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1), Lexam U.S.A. (and therefore, Lexam) may be deemed to beneficially own the Common Shares, in the aggregate, beneficially owned by Evanachan, McEwen Trading and Mr. McEwen.  Lexam U.S.A and Lexam expressly disclaim beneficial ownership with respect to the Common Shares beneficially owned by Evanachan, McEwen Trading and Mr. McEwen, except to the extent of Lexam U.S.A’s and Lexam’s direct pecuniary interest therein.

Item 1.	Security and Issuer
This Schedule 13D relates to the Common Shares of Rubicon. The address of the principal offices of Rubicon is 1540-800 West Pender Street, Vancouver, BC, Canada, V6C 2V6.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed individually by Lexam U.S.A, pursuant to Rule 13d-1(k)(2) of the Exchange Act.  Lexam U.S.A. is a Colorado corporation, is engaged in the principal business of oil and gas exploration, and has a principal business address of 99 George Street, 3rd Floor, Toronto, Ontario, Canada, M5A 2N4.

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Evanachan Limited is a corporation organized under the laws of Ontario, Canada, is engaged in the principal business of investing in public companies and has a principal business address of 99 George Street, 3rd Floor, Toronto, Ontario, Canada, M5A 2N4.

McEwen Trading LP is a limited partnership organized under the laws of Ontario, Canada and is engaged in the principal business of investing in public companies and has a principal business address of 99 George Street, 3rd Floor, Toronto, Ontario, Canada, M5A 2N4.

Mr. McEwen’s business address is c/o McEwen Capital Corporation, 99 George Street, 3rd Floor, Toronto, Ontario, Canada, M5A 2N4.

Mr. McEwen’s principal occupation is Chairman and Chief Executive Officer of US Gold Corporation (“US Gold”); Chief Executive Officer and Director of each of US Gold Canadian Acquisition Corporation, (“Canadian Exchange Co.”), Nevada Pacific Gold Ltd. (“Nevada Pacific”) and White Knight Resources Ltd. (“White Knight”); Director of Tone Resources Limited (“Tone Resources”); and Chairman and Chief Executive Officer of Lexam.

The address of the principal office of each of US Gold, Canadian Exchange Co., Nevada Pacific, Tone Resources and White Knight is 165 South Union Street, Suite 265, Lakewood, Colorado, 80228.  The address of the principal office of Lexam is 99 George Street, 3rd Floor, Tornoto, Ontario, Canada, M5A 2N4.

US Gold is a gold exploration company organized under the laws of the State of Colorado with primary operations in the United States.  Canadian Exchange Co. is company organized under the laws of British Columbia and a subsidiary of US Gold, that was formed solely for the purpose of making tender offers to acquire the outstanding common shares of Nevada Pacific, Tone Resources and White Knight.  Nevada Pacific, White Knight and Tone Resources are gold exploration companies based in Vancouver, British Columbia, all of which have operations in the United States.  Lexam is an energy exploration company based in Toronto, Canada, with operations in the United States and Canada.

(d)           During the last five years, Lexam U.S.A has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e)           During the last five years, Lexam U.S.A has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f)            Mr. McEwen is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Explanatory Note to this Schedule 13D is incorporated by reference into this Item 3.

Lexam U.S.A. acquired 8,571,429 Common Shares in exchange for certain gold properties in Nevada valued at $6,000,000 (Cdn), at a deemed price of $0.70 (Cdn) per Common Share.

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Evanachan acquired 31,428,571 Common Shares in exchange for certain gold properties in Alaska valued at $22,000,000 (Cdn), at a deemed price of $0.70 (Cdn) per Common Share and acquired 7,321,429 units of Rubicon in a private placement conducted in Canada, with each unit consisting of one Common Share and one half of a warrant to purchase Common Shares at $1.50 per share, at any time until May 18, 2007.  The deemed price of the units was $0.70 (Cdn) per Unit, for an aggregate private placement purchase price of $5,125,000 (Cdn).  The consideration paid in the private placement was funded by Evanachan’s working capital.

McEwen Trading acquired 7,142,857 units in the private placement, which consist of one Common Share and one half of a warrant to purchase Common Shares at $1.50 per share, at any time until May 18, 2007.  The deemed price of the units was $0.70 (Cdn) per Unit, for an aggregate private placement purchase price of $5,000,000 (Cdn).  The consideration paid in the private placement was funded by McEwen Trading’s working capital.

Mr. McEwen did not directly acquire any Common Shares, but may be deemed to be the beneficial owner of certain Common Shares beneficially owned by Evanachan, McEwen Trading and Lexam U.S.A., as more fully explained in the Explanatory Note to this Schedule 13D.

Item 4.	Purpose of Transaction

The acquisitions of the Common Shares were made by Evanachan, McEwen Trading and Lexam U.S.A. for investment purposes.

(a)           The information contained in Item 3 to this Schedule 13D is incorporated by reference to this Item 4(a).  Pursuant to the Purchase Agreement, Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. shall, for a period of two (2) years from May 18, 2007, have a right of first refusal to participate pro-rata in any Rubicon offering of debt or equity securities, provided that Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. hold a minimum 10% equity interest of the issued and outstanding Common Shares.

(b)           Pursuant to the Purchase Agreement, Mr. McEwen, through Evanachan, McEwen Trading, or Lexam U.S.A. shall, for a period of two (2) years from May 18, 2007, have the right to nominate one designee to be a board member of the management proposed nominees for the board of directors, so long as Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A., and their respective affiliates hold in the aggregate, 10% of the issued and outstanding Common Shares.

Except as set forth in this Item 4, Mr. McEwen, Evanachan, McEwen Trading, Lexam U.S.A. and Lexam have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Pursuant to the Purchase Agreement and Rules 13d-3(d)(1)(i) and 13d-5(b)(1) of the Exchange Act, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have acquired beneficial ownership of 61,696,428 Common Shares, which represents approximately 42.2% of the outstanding Common Shares, and pursuant to Lexam’s ownership of Lexam U.S.A., Lexam may be deemed to have acquired beneficial ownership of such Common Shares, which includes:

CUSIP No. 780911103

(i)            31,428,571 Common Shares held by Evanachan, a company wholly owned by Mr. McEwen,

(ii)           7,321,429 units, consisting in the aggregate of 7,321,429 Common Shares and warrants to purchase 3,660,714 Common Shares, which are immediately exercisable, all of which are held by Evanachan,

(iii)          7,142,857 units, consisting in the aggregate of 7,142,857 Common Shares and warrants to purchase 3,571,428 Common Shares, which are immediately exercisable, all of which are held by McEwen Trading, a limited partnership 97% owned by Mr. McEwen, and

(iv)          8,571,429 Common Shares held by Lexam U.S.A., a company that is indirectly wholly owned by Lexam, a Canadian public company traded on the TSX Venture Exchange and of which Mr. McEwen owns 49.4% and upon the exercise of Mr. McEwen’s immediately exercisable Lexam warrants, Mr. McEwen would own 51.6% of the outstanding common shares of Lexam.

Lexam U.S.A. beneficially owns (and, therefore Lexam may be deemed to beneficially own) 8,571,429 Common Shares, which represents approximately 6.2% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Mr. McEwen, Evanachan and McEwen Trading, the beneficial ownership of which Lexam U.S.A. and Lexam disclaim ownership pursuant to Rule 13d-4 of the Exchange Act, except to the extent of Lexam U.S.A.’s direct pecuniary interest therein.

Mr. McEwen beneficially owns 53,124,999 Common Shares, which represents approximately 36.4% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Lexam U.S.A, the beneficial ownership of which Mr. McEwen disclaims ownership pursuant to Rule 13d-4 of the Exchange Act, except to the extent of his direct or indirect pecuniary interest therein.

Evanachan beneficially owns 42,410,714 Common Shares, which represents approximately 29.8% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by McEwen Trading and Lexam U.S.A, the beneficial ownership of which Evanachan disclaims ownership pursuant to Rule 13d-4 of the Exchange Act, except to the extent of Evanachan’s direct pecuniary interest therein.

McEwen Trading beneficially owns 10,714,285 Common Shares, which represents approximately 7.5% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Evanachan and Lexam U.S.A, the beneficial ownership of which McEwen Trading disclaims ownership pursuant to Rule 13d-4 of the Exchange Act, except to the extent of McEwen Trading’s direct pecuniary interest therein.

(b)           The information contained on the cover page to this Schedule 13D and Item 2 to this Schedule 13D is incorporated by reference to this Item 5(b).

Subject to Mr. McEwen’s disclaimer of beneficial ownership as set forth in Item 5(a) of this Schedule 13D, Mr. McEwen has sole voting and dispositive power over -0- Common

CUSIP No. 780911103

Shares and shared voting and dispostive power over 53,124,999 Common Shares, which represents approximately 36.4% of the Common Shares.

Subject to Evanachan’s disclaimer of beneficial ownership as set forth in Item 5(a) of this Schedule 13D, Evanachan has sole voting and dispositive power over -0- Common Shares and shared voting and dispositive power over 42,410,714 Common Shares, which represents approximately 29.8% of the Common Shares.

Subject to McEwen Trading’s disclaimer of beneficial ownership as set forth in Item 5(a) of this Schedule 13D, McEwen Trading has sole voting and dispositive power over -0- Common Shares and shared voting and dispositive power over 10,714,285 Common Shares, which represents approximately 7.5% of the Common Shares.

(c)           The transactions under the Purchase Agreement closed on May 18, 2007.  The information contained in Item 3 to this Schedule 13D is incorporated by reference to this Item 5(c).

(d)           The information contained in the Explanatory Note and Item 5(a) of this Schedule 13D is incorporated by reference to this Item 5(d).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement:

(a)           Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. have a right of first refusal to participate pro-rata in any Rubicon offering of debt or equity securities, provided that Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. hold a minimum 10% equity interest of the issued and outstanding Common Shares,

(b)           Rubicon shall appoint Mr. McEwen as a special advisor to Rubicon,

(c)           Mr. McEwen shall, for a period of two (2) years, vote his Common Shares, or cause the Common Shares under his direct or indirect control, to support the management of Rubicon and vote in favor of the management proposed nominees for the board of directors of Rubicon,

(d)           Mr. McEwen, through Evanachan, McEwen Trading or Lexam U.S.A. shall, for a period of two (2) years, have the right to nominate one designee to be a board member of the management proposed nominee for the board of directors, so long as Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A., and their respective affiliates hold in the aggregate, a minimum of 10% of the issued and outstanding Common Shares, calculated on an undiluted basis,

(e)           Mr. McEwen and Evanachan shall cause their board nominee to vote in favor of the grant of new Rubicon stock options, where such options proposed to be granted do not exceed 5% of the issued and outstanding Rubicon common shares, calculated on an undiluted basis,

(f)            Mr. McEwen and Evanachan shall, for a period of two (2) years, not be obligated to vote their Common Shares in favor of any major corporate transaction that requires a special resolution of Rubicon shareholders to be approved,

(g)           Rubicon agrees to undertake certain capital expenditures, as more fully described in the Purchase Agreement, attached here to as Exhibit 1 and incorporated by reference herein, and

(h)           Rubicon agrees to pay up to $65,000 of the legal fees incurred by Mr. McEwen and Evanachan.

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Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon, dated May 18, 2007

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2007
Date
/s/ Robert Ross McEwen
Signature
Robert Ross McEwen Chief Executive Officer
Name/Title